

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Derrick A. Jensen
Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Boulevard, Suite 2600
Houston, Texas 77056

      Re: Quanta Services, Inc.
          Form 10-K for the year ended December 31, 2019
          File No. 001-13831

Dear Mr. Jensen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: Jeremy Moore